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19003197

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52819

SEC Mail Processing
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sonenshine and Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 53rd Street, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Sonenshine (212) 994-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Marshall Sonenshine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonenshine and Company LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managin Partner / CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and Sworn to before me
on this 31 day of December, 2018
County of New York
State of New York

MATTHEW BASS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6175969
Qualified in New York County
My Commission Expires October 22, 2019

Sonenshine & Company LLC
December 31, 2018

Table of Contents

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sonenshine & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sonenshine & Company LLC's management. Our responsibility is to express an opinion on Sonenshine & Company LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sonenshine & Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I (Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of Sonenshine & Company LLC's financial statements. The supplemental information is the responsibility of Sonenshine & Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

We have served as Sonenshine & Company LLC's auditor since 2009.

East Hanover, New Jersey
February 21, 2019

Sonenshine & Company LLC
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash and cash equivalents	$	65,226
Prepaid expenses and other assets		6,155
Investment in warrant		70,000
Total Assets	$	141,381
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	17,125
Other liabilities		1,653
Member's Equity		122,603
Total Liabilities and Member's Equity	$	141,381

See notes to financial statements.

Sonenshine & Company LLC
Statement of Operations
Year Ended December 31, 2018

REVENUES:	
Fees	$ -
Total Revenues	$ -
EXPENSES:	
Management fees	72,000
Professional fees	92,480
Regulatory fees and expenses	11,363
Other expenses	14,976
Total Expenses	190,819
Net Loss	$ (190,819)

See notes to financial statements.

Sonenshine & Company LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2018

	Total Member's Equity
Balance, January 1, 2018	$ 126,001
Contributions by member	187,421
Net Loss	(190,819)
Balance, December 31, 2018	$ 122,603

See notes to financial statements.

Sonenshine & Company LLC
Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows from Operating Activities:	
Net loss	$ (190,819)
Adjustments to reconcile net loss to cash used in operating activities:	
Changes in assets and liabilities:	
Prepaid expenses and other assets	(728)
Accounts payable and accrued expenses	625
Net cash used in operating activities	$ (190,922)
Cash flows from financing activities	
Contributions by member	187,421
Net cash provided by financing activities	187,421
Net decrease in cash and cash equivalents	(3,501)
Cash and cash equivalents, beginning of year	68,727
Cash and cash equivalents, end of the year	$ 65,226

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC (the "Parent").

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Revenue Recognition
Revenue includes fees earned for providing advisory services in connection with mergers and acquisitions, restructuring, and financing. Revenues are recognized when performance obligations are met. Fees received in advance are deferred until performance obligations are met.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated New York City unincorporated business tax return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings, as applicable.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

Fair Value
Generally accepted accounting principles ("GAAP") establishes a frame work for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value (continued)
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable, that reflect management's own assumptions.

Fair Value Hierarchy
The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Warrant	$ 70,000	$ -	$ -	$ 70,000
	$ 70,000	$ -	$ -	$ 70,000

The common stock purchase warrant (the "warrant") was received on July 24, 2017 (the "effective date") in exchange for advisory services rendered to an unrelated third party (the "private company") and recorded at the fair value on that date. The warrant may be exercised to purchase 1,256 shares of common stock in the private company prior to a merger or acquisition event and expires seven years from the effective date.

The fair value of the warrant is the equivalent of the corresponding fair value of the allocable common stock of the private company and the value at December 31, 2018, is not materially different from the value on July 24, 2017.

Accounts Receivable
Accounts Receivable are stated in the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There are no accounts receivable at December 31, 2018.

2. RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Parent charged the Company for its allocated share of certain overhead expenses, totaling approximately $72,000 for the year ended December 31, 2018. Substantially all of the Company's expenses, including management fees, professional fees and regulatory fees paid by the Parent on behalf of the Company, were reimbursed by the Company.

The Company maintains an intercompany account with the Parent, which had a balance of $1,653, included in other liabilities as of December 31, 2018.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2018, the Company had net capital of $46,448, which exceeded requirements by $41,448. The ratio of aggregate indebtedness to net capital was .40 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has adopted ASU No. 2014-09 effective January 1, 2018. The Company has identified its revenues and costs that are within the scope of the new guidance. There were no changes to the timing of recognition of revenues. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions and will provide updates in future periods.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

Sonenshine & Company LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

Computation of net capital	
Total member's equity	$ 122,603
Deductions and/or charges:	
Non-allowed assets	(76,155)
Net capital	$ 46,448
Computation of aggregate indebtedness	
Accounts Payable & Accrued Expenses	$ 17,125
Other Liabilities	1,653
Aggregate indebtedness	$ 18,778
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,252
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 5,000
Excess net capital	$ 41,448
Excess net capital at 120 percent	$ 40,448
Ratio: Aggregate indebtedness to net capital	.40 to 1

There are no material adjustments between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5, as of December 31, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sonenshine & Company LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3 report, in which (1) Sonenshine & Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sonenshine & Company LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Sonenshine & Company LLC stated that Sonenshine & Company LLC met the identified exemption provision throughout the most recent fiscal year without exception. Sonenshine & Company LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sonenshine & Company LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

East Hanover, New Jersey
February 21, 2019

Sonenshine & Company LLC
Statement of Exemption From SEC Rule 15c3-3

Sonenshine & Company LLC (the Company), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investments companies or of interests or participations in an insurance company separate account; except that it may also affect occasional transactions in other securities for its own account with or through another registered broker or dealer.

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire calendar year ending December 31, 2018, without exception.

Sonenshine & Company LLC

I, Marshall Sonenshine, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Marshall Sonenshine, CEO

February 19, 2019